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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28302

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FINANCE 500 INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacArthur Boulevard 2nd Floor
(No. and Street)

Irvine CA 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann DiGiorgio 949-253-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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8

OATH OR AFFIRMATION

I, **Bryan Bennett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Finance 500, Inc.**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature

President

Title

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 9 day of March 2016 by Bryan Bennett
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature ________ (seal)

Notary Public


Commission # 2112363
Notary Public - California
Orange County

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder's
Finance 500, Inc.

We have audited the accompanying statement of financial condition of Finance 500, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
March 11, 2016

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash in bank	$ 2,324,361
Commission receivable	521,635
Marketable securities	19,268,405
Deposits	500,000
Prepaid expenses and other assets	60,878
Property and equipment, net of $290,463 accumulated depreciation	28,991
Total assets	$ 22,704,270

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable & accrued liabilities	$ 613,294
Commissions payable	258,761
Loan payable, related party	500,000
Payable to clearing organization	19,268,405
Total liabilities	20,640,460
Stockholder's equity:	
Common stock, no par value per share; authorized 1,900 shares; issued and outstanding 1,000 shares	2,315,000
Accumulated Deficit	(251,190)
Total stockholder's equity	2,063,810
Total liabilities and stockholder's equity	$ 22,704,270

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commission income	$ 9,445,030
Rebate fees	2,365
Other income	200,969
Total revenues	9,648,364
Expenses:	
Salaries, payroll tax and employee benefits	1,199,753
Commissions	5,300,017
Clearing fees and other charges	1,303,317
Rent	320,486
Professional services	381,249
Interest expense	324,710
Regulatory fees	651,569
Business development	75,032
Communication and data	42,514
Insurance	16,920
Equipment and computer supplies	21,186
Other	371,570
Total expenses	10,008,223
Income before income taxes	(359,859)
Income taxes	800
Net loss	$ (360,659)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total
January 1, 2015	$2,315,000	$109,469	$2,424,469
Net loss	-	(360,659)	(360,659)
December 31, 2015	$2,315,000	$(251,190)	$2,063,810

The accompanying notes are an integral part of this financial statement.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net loss	$(360,659)
Adjustments to reconcile net loss to	
Net cash provided by operating activities:	
Decrease in commissions receivable	390,710
Decrease in accounts receivables	135,000
Increase in securities held	(11,270,232)
Decrease in prepaid expenses and other assets	14,476
Increase in accounts payable and accrued liabilities	180,685
Decrease in commission payable	(426,715)
Increase in loan for securities held	11,270,232
Net cash flows used in operating activities	(66,503)
Cash flows from investing activities:	
Purchase of property and equipment	(7,167)
Net cash flows used for investing activities	(7,167)
Cash flows from financing activities:	
Proceeds from note payable	500,000
Net Cash flows from financing activities	500,000
Net increase in cash	426,330
Cash at beginning of year	1,898,031
Cash at end of year	$ 2,324,361

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest	$ 324,710

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Summary of Significant Accounting Policies

Nature of Business

Finance 500 Inc. (the Company) is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities and certificates of deposit. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On December 1, 2015, the Company was acquired by RMB Group, LLC through a purchase of 100% of the common stock of the Company. The Company has elected not to apply pushdown accounting in connection with such transaction.

Camden Financial Services (Camden) has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for Camden's customers on a fully disclosed basis through COR Clearing Corporation.

Methods of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, other than those held in the ordinary course of business, to be cash equivalents.

Property and Equipment

Property and equipment are at stated cost. Depreciation of property and equipment is computed using the straight line method over sixty month.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files its federal income tax return and California state income tax and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and may have impact on future periods.

Commission Receivable

The accounts receivable represent commissions due to the Company from the sale of securities. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts have been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Marketable Securities

Investment in securities at December 31, 2015, consists of marketable certificates of deposit with a fair market value of $19,268,405.

The securities are purchased on margin with the clearing organizations and the liability related to such purpose is included under the caption "payable to clearing organization" on the Statement of Financial Condition. During 2015, the Company incurred interest expense of $324,612.

2. Deposits

The Company is required to maintain deposits with two clearing organizations. As of December 31, 2015, deposits total $500,000 which consists of $250,000 of funds being held by each clearing organization (COR Clearing and RBC Correspondent Services).

3. Property and Equipment

Property and Equipment is comprised of:

Office Machinery and Equipment	$ 66,731
Office Furniture and Equipment	252,724
Total	319,455
Less Accumulated Depreciation	(290,464)
Net Property and Equipment	$ 28,991

4. Fair Value

FASB ASC 820 Fair Value Measurements and Disclosures, defines fair value, establishes consistent framework for measuring fair value and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarch are as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets by the Company at measurement date
Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 – Valuations base on inputs that are unobservable in the marketplace and significant to the valuation

4. Fair Value (Continued)

Determination of Fair Value

Cash and Cash equivalents, receivable, accounts payable, accrued expenses and commission payable – the carrying amounts reported in the Statement of Financial Condition for these items are a reasonable estimate of fair value.

The following table represents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2015, on a recurring basis:

	Level 1	Level 2	Level 3	TOTAL
Certificates of deposit	$19,268,405			$19,268,405
Payable to clearing firms	$19,268,405			$19,268,405

Certificates of deposit are based on quoted market prices in active markets for identical assets and liabilities.

5. Related Party Transactions

The Company and CB Resource are under common ownership. The Company and CB Resource share in certain costs based on an Office Sharing Agreement. During 2015, CB Resource reimbursed the Company $13,933 which is included in other income in the accompanying statement of operations.

Finance 500 paid F500 Holdings commission expenses of $87,000 and paid F500 Advisory referral fees of $41,465. The companies were affiliated through the previous owner of the Company.

The Company entered into a loan payable with the stockholder of the Company in December of 2015. The balance of the loan as of December 31, 2015, was $500,000. The loan and accrued interest at 8% is all due and payable no later than December 13, 2016. Accrued interest of $3,847 was recorded at December 31, 2015, and is included in accrued liabilities in the accompanying statement of financial condition. Interest expense was $3,847 for the year ended December 31, 2015, and is included in other expenses in the accompanying statement of operations.

Office Space

Finance 500 Inc. leases office space that is shared with these affiliates. There is no reimbursement for rent from these affiliates in 2015.

FINANCE 500, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

6. Income Taxes

Income tax expense consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800

The Company's total deferred tax assets as of December 31, 2015, are as follows:

Net operating loss carryforward	364,806
Valuation Allowance	(364,806)
Net Deferred Taxes	-

Deferred tax assets and liabilities are primarily the result of federal net operating loss ("NOL") carryforwards of $853,617 and $843,619 for California NOL carryforward that may be used to offset future taxable income. Net operating loss carryforwards expire at various times beginning in 2025.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code 1986, as amended and similar state provisions. Any annual limitations may result in the expiration of net operating losses before utilization. The net operating loss carryforwards are limited to $27,405 per year for each federal and state.

A valuation allowance of $364,806 has been established for those deferred tax assets that will more likely than not be unrealized. There is no current year provision for federal income tax and an $800 income tax provision for the state taxes. The Company is no longer subject to examination by major tax jurisdictions for years before 2011.

7. Pension Plan

The Company sponsors a SIMPLE IRA retirement savings plan which is open to all employees who have been with the company for at least three months. The company matches 2% of the employee's salary annually. The Company contributed $12,366 to the plan for the year ending December 31, 2015.

8. Commitments

The Company entered into a seventy one month lease agreement expiring in 2016 for its office in Irvine, California. The remaining minimum future lease payments under this lease are:

Year End December 31	Amount
2016	$187,530

9. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations, would not have material effect on the Company's financial position.

10. Net Capital

The Company is subject to a $100,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015, the net capital was $1,421,299 which exceeded the required minimum capital by $1,321,299. The aggregate indebtedness to net capital ratio was .96 to 1.

11. Subsequent Events

The Company has evaluated subsequent events through March 11, 2016, the date the financial statements were issued.

FINANCE 500, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Total equity from statement of financial condition		$2,063,810
Less non-allowable assets:		
Prepaid expenses and other assets	60,878	
Property and equipment	28,991	
Total non-allowable assets		89,869
Net capital before haircuts		1,973,941
Less haircuts:		
Haircuts on positions		552,642
Net capital		$1,421,299

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 91,470
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 1,321,299

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 1,372,055
Ratio of aggregate indebtedness to net capital	0.96 to 1

There were no material differences noted in the Company's net capital computation as of December 31, 2015.

FINANCE 500, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

FINANCE 500, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon Section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder's
Finance 500, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Finance 500, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
March 11, 2016


Finance500
The Quiet Giant...

March 11, 2016

SEA 15c3-3 Exemption Report

I, Ann DiGiorgio, Chief Financial Officer of Finance 500, Inc. (the "Company") represent the following:

1. The Company Claims the k(2)(ii) exemptions to SEA §240.15c3-3
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,



Ann DiGiorgio
Chief Financial Officer
Chief Compliance Officer

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Stockholder's
Finance 500, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Finance 500, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 11, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Finance 500 Inc.
19762 MacArthur Blvd
Irvine CA 92612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ann DiGiorgio 949-253-4000

2. A. General Assessment (item 2e from page 2) $ 3,899

B. Less payment made with SIPC-6 filed (exclude interest) (1661)

____
Date Paid

C. Less prior overpayment applied (1671)

D. Assessment balance due or (overpayment) 567

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 567

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 567

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FINANCE 500, INC.
(Name of Corporation, Partnership or other organization)

Ann DiGiorgio
(Authorized Signature)

Dated the 9 day of MARCH, 20 16.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ~~January 1~~, 20 15
and ending ~~December 3~~, 20 15
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 9,648,364

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 246,926

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 549,183

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 7,279,476

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 13,046

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 8,088,631

2d. SIPC Net Operating Revenues — $ 1,559,733

2e. General Assessment @ .0025 — $ 3,899

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